FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-37724

ENDESA AMÉRICAS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Endesa Américas S.A. (“Endesa Américas”) and Enersis Américas S.A. (“Enersis Américas”).  In connection with the proposed merger, Endesa Américas and Enersis Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs).  The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”).  Shareholders and ADS holders of Endesa Américas and Enersis Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Endesa Américas, Enersis Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are also available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl.

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SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registry Registration N° 1138

Santiago, November 23, 2016

Ger. Gen. N° 77/2016

Sir

Carlos Pavez Tolosa

Superintendence of Securities and Insurance

Avenida Libertador Bernardo O’Higgins 1449

Present

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of the Superintendence, and exercising the powers conferred upon me and on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I inform you by Significant Event of the following:

•         Endesa Américas will be absorbed by Enersis Américas S.A. on December 1, 2016.

•         The foregoing will result in the Endesa Americas’ dividend policy scheduled for 2016 not being implemented, since, by the dates scheduled for its realization (interim dividend payable in January 2017 and final dividend payable no earlier than April 2017), Endesa Américas will have dissolved and been succeeded by Enersis Américas.

•         As a result of the merger, Endesa Américas shareholders will receive shares of Enersis Américas S.A., of which they should consider in their future investment decisions the continuous investment information submitted to the market by the absorbing company, which includes, but is not limited to, its dividend policy.

Cordially,

Valter Moro

Chief Executive Officer
Endesa Américas S.A.

c.c.      National Economic Prosecutor's Office

Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders Representatives

Central Securities Depositary

Risk Classification Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.

By:	/s/ Valter Moro
Name: Valter Moro Title: Chief Executive Officer

Dated: November 23, 2016